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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 31, 2002

GLENGARRY HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

P.O. Box HM1154
10 Queen Street
Hamilton, HM EX Bermuda
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F	X	Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

GLENGARRY HOLDINGS LIMITED ANNOUNCES SYMBOL CHANGE IN CONNECTION
WITH REVERSE STOCK SPLIT

        HAMILTON, BERMUDA May 31, 2002—Glengarry Holdings Limited (OTCBB:GLGR), the Bermuda based broker/agent for IT systems and finance, confirmed today that effective with the start of trading on the OTC Bulletin Board on May 31, 2002 its trading symbol would change to "GLGH". The Company's symbol has been changed, in accordance with NASD rules, in connection with the previously announced 5-for-1 reverse split of the common shares, effective with the start of trading on May 31, 2002.

        "Glengarry has implemented a number of restructuring initiatives over the past several quarters that have enhanced the Company's performance, profitability and financial position. The Company is focused on growing its revenue and continuing to build value for our shareholders," said David Caney, CEO.

FORWARD-LOOKING (SAFE HARBOR) STATEMENT

        This news release contains forward-looking statements that involve risks and uncertainties including, but not limited to, a new business plan, competition, limited history of operations, adverse economic conditions, market risks and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

# # #

        For further information, please contact Tom Hutton, Public Relations, Glengarry Holdings Limited—Bermuda

Tel +1 441 295 3511
Fax +1 441 292 6140
E-mail tsh@glengarry.bm
Website www.glengarry.bm

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 31, 2002	GLENGARRY HOLDINGS LIMITED
	By:	/s/ DAVID CANEY David Caney President and Chief Executive Officer (Principal Executive Officer)

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GLENGARRY HOLDINGS LIMITED ANNOUNCES SYMBOL CHANGE IN CONNECTION WITH REVERSE STOCK SPLIT
SIGNATURES